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DIRECT DIAL 617-573-4836 DIRECT FAX 617-305-4836 EMAIL ADDRESS
KENNETH.BURDON@SKADDEN.COM	February 27, 2020

VIA EDGAR

David Orlic

Senior Counsel

Disclosure Review Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	Ellsworth Growth and Income Fund Ltd.

(File Nos.: 333-239322; 811-04656)

Dear Mr. Orlic:

Thank you for your oral comments provided on February 20, 2020 regarding your review of the registration statement on Form N-2 filed on January 9, 2020 (the “Registration Statement”) by Ellsworth Growth and Income Fund Ltd. (the “Fund”) with the U.S. Securities and Exchange Commission (the “SEC”). The Fund has considered your comments and authorized us to respond on its behalf as set forth below. Changes to the Registration Statement will be reflected in Post-Effective Amendment No. 3 (the “Amendment”) to the Registration Statement, which the Fund intends to file following your review of this letter.

Your oral comments are summarized in bold to the best of our understanding, followed by the Fund’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

David Orlic

February 27, 2020

***

David Orlic

February 27, 2020

Prospectus Summary

1.	We note that the Prospectus Summary is 22 pages long. Please consider shortening this section to describe key features of the offering and the Fund.

The Fund will make the requested changes in the Amendment.

2.

The “Risk Factors and Special Considerations—Convertible Securities Risk” disclosure on page 6 discusses the risks associated with investing in convertible securities. If the Fund invests or will invest in contingent convertible securities (“CoCos”) as a principal type of investment, then CoCos should be described, the amount the Fund might invest in CoCos should be disclosed, and there should be risk disclosure regarding CoCos.

The Fund has informed us that it does not currently invest, and has no current intention of investing, in CoCos as a principal type of investment.

3.

Under the heading “Fixed Income Securities Risk” on page 13, please address how the expected discontinuation of LIBOR could affect the Fund´s investments, including (1) the impact on the liquidity of Fund investments with a variable or floating rate based on LIBOR that do not include a fall-back provision addressing the discontinuation of LIBOR, and (2) the impact of the transition to a successor to LIBOR of Fund investments with a variable or floating rate based on LIBOR.

The Fund will add the requested supplemental disclosure, in substantially the form set forth on Exhibit A, under the heading “LIBOR Risk” in the Prospectus.

4.

The second paragraph under “Risk Factors and Special Considerations—U.S. Government Securities and Credit Rating Downgrade Risk” on page 15 states: “The events surrounding negotiations regarding the U.S. federal government debt ceiling and deficit reduction could adversely affect the Fund’s ability to achieve its investment objective . . .” Please confirm whether this disclosure is current as of the date of the Amendment.

The Fund will modify the referenced disclosure in substantially the manner set forth on Exhibit B.

5.

Please revise the disclosure under the heading “Market Disruption and Geopolitical Risk” on page 23 to reflect recent developments regarding the United Kingdom’s formal withdrawal from the European Union.

The Fund will add the requested supplemental disclosure, in substantially the form set forth on Exhibit C, under the heading “Brexit Risk” in the Prospectus.

David Orlic

February 27, 2020

Prospectus

6.

The Staff was unable to recalculate the expense example amounts presented by the Fund in the “Expense Example” on page 22. The Staff used 2.97% as the sales load amount (2.08% sales load plus 0.72% offering expenses, plus 0.17% offering expenses) and 3.29% for the annual expense amount. It appears that the filing uses 2.08% as the sales load and excludes the impact of the two offering cost amounts. Please review the calculation and adjust accordingly.

The Fund will revise the Expense Example in the Amendment to reflect the following: 1- year @ $54, 3-year @ $121, 5-year @ $190 and 10-year @ $373. The Fund used 3.29% for the annual expense amount, 1.00% for the load paid by common share investors in the offering, 0.804% for a common share investor’s allocable portion of the preferred load from a preferred share offering and 0.358% for a common share investor’s allocable portion of other offering expenses. This methodology and the rationale therefor is set forth in the disclosure preceding the Expense Example and in Note 1 to the fee table.

7.	Under the heading “Investment Objective and Policies” beginning on page 33, please distinguish between those policies those that are part of the Fund’s principal strategies and those that are not.

The Fund will make the requested changes in the Amendment.

8.	The fourth paragraph under the heading “Enrollment in the Plan” on page 71 contains the following disclosure:

Under the Plan, for the first three calendar quarter distributions, whenever the market price of the Fund’s common shares is equal to or exceeds net asset value at the time shares are valued for purposes of determining the number of shares equivalent to the cash dividends or capital gains distribution, participants are issued common shares valued at the greater of (i) the net asset value as most recently determined or (ii) 95% of the then current market price of the Fund’s common shares. The valuation date is the dividend or distribution payment date or, if that date is not a NYSE American trading day, the next trading day. If the net asset value of the common shares at the time of valuation exceeds the market price of the common shares, participants will receive common shares from the Fund valued at market price. For the fourth calendar quarter distribution when the market price is lower, the Fund will issue shares at the market price.

Please clarify whether the underlined language refers to the Fund purchasing its common shares in the open market or whether the underlined language refers to the Fund issuing shares to participants under the Fund’s Automatic Dividend Reinvestment Plan.

David Orlic

February 27, 2020

The Fund supplementally informs the staff of the SEC that the referenced disclosure refers to the Fund issuing shares to participants under the Fund’s Automatic Dividend Reinvestment Plan. The Fund will add “newly issued” in front of the third iteration of “common shares” in the referenced sentence in the Amendment to clarify this point.

9.

The disclosure under the heading “Exercise of Subscription Rights” on page 83 states: “[ . . . ] at least three rights would be required to subscribe for one common share.” Please revise this disclosure to conform with similar disclosure elsewhere in the Registration Statement where the disclosure states: “[ . .. . ] the ratio of a transferable rights offering does not exceed one new share for each three rights held.”

The Fund will make the requested change in the Amendment.

Prospectus Supplements

10.	Please update the “Price Range of Common Shares” tables to include data from the most recent fiscal quarter.

The Fund will make the requested update in the Amendment.

11.

The forms of prospectus supplements state: “ Depending on market conditions and operations, a portion of the cash held by the Fund, including any proceeds raised from this offering, may be used to pay distributions in accordance with the Fund’s distribution policy.” Please consider revising the underlined disclosure to reflect that the portion of the proceeds, if any, not to be allocated in accordance with the Fund’s investment objectives and policies will be disclosed in accordance with Item 7 of Form N-2.

The Fund notes that it is impossible to determine at this time what, if any, portion of the proceeds of an offering may be used to pay distributions and further notes that any such relevant disclosure, if applicable, will be included in a Prospectus Supplement. This is disclosed in the Prospectus and the Fund believes that this approach is consistent with Rule 430B under the Securities Act.

* * * * * * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon

David Orlic

February 27, 2020

Exhibit A

LIBOR Risk. In July 2017, the head of the United Kingdom Financial Conduct Authority announced the desire to phase out the use of LIBOR by the end of 2021. The announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere. Actions by the British Bankers’ Association, the United Kingdom Financial Conduct Authority or other regulators or law enforcement agencies as a result of these or future events, may result in changes to the manner in which LIBOR is determined. In addition, any further changes or reforms to the determination or supervision of LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR, which could have an adverse impact on the market for LIBOR-based securities or the value of LIBOR-indexed, floating-rate debt securities in which we may invest.

At this time, no consensus exists as to what rate or rates will become accepted alternatives to LIBOR, although the U.S. Federal Reserve, in connection with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, is considering replacing U.S. dollar LIBOR with the Secured Overnight Financing Rate (“SOFR”). Given the inherent differences between LIBOR and SOFR, or any other alternative benchmark rate that may be established, there are many uncertainties regarding a transition from LIBOR, including but not limited to the need to amend all contracts with LIBOR as the referenced rate and how this will impact the cost of variable rate debt and certain derivative financial instruments. In addition, SOFR or other replacement rates may fail to gain market acceptance. Any failure of SOFR or alternative reference rates to gain market acceptance could adversely affect the return on, value of and market for securities linked to such rates.

David Orlic

February 27, 2020

Exhibit B

U.S. Government Securities and Credit Rating Downgrade Risk. The Fund may invest in direct obligations of the government of the United States or its agencies. Obligations issued or guaranteed by the U.S. government, its agencies, authorities and instrumentalities and backed by the full faith and credit of the U.S. guarantee only that principal and interest will be timely paid to holders of the securities. These entities do not guarantee that the value such obligations will increase, and, in fact, the market values of such obligations may fluctuate. In addition, not all U.S. government securities are backed by the full faith and credit of the United States; some are the obligation solely of the entity through which they are issued. There is no guarantee that the U.S. government would provide financial support to its agencies and instrumentalities if not required to do so by law.

~~The events surrounding negotiations regarding the U.S. federal government debt ceiling and deficit reduction could adversely affect the Fund’s ability to achieve its investment objectives.~~ In 2011, S&P lowered its long term sovereign credit rating on the U.S. to “AA+” from “AAA.” The downgrade by S&P increased volatility in both stock and bond markets, resulting in higher interest rates and higher Treasury yields, and increased the costs of all kinds of debt. Repeat occurrences of similar events could have significant adverse effects on the U.S. economy generally and could result in significant adverse impacts on issuers of securities held by the Fund itself. The Investment Adviser cannot predict the effects of similar events in the future on the U.S. economy and securities markets or on the Fund’s portfolio. The Investment Adviser monitors developments and seeks to manage the Fund’s portfolio in a manner consistent with achieving the Fund’s investment objectives, but there can be no assurance that it will be successful in doing so and the Investment Adviser may not timely anticipate or manage existing, new or additional risks, contingencies or developments. See “Risk Factors and Special Considerations—General Risks—U.S. Government Securities and Credit Rating Downgrade Risk” in the Prospectus.

David Orlic

February 27, 2020

Exhibit C

Brexit Risk.. Pursuant to an agreement setting out the terms on which the United Kingdom may leave the European Union (“Brexit”), the United Kingdom formally withdrew from the EU, effective January 31, 2020, and entered into an 11-month transition period. During this transition period, the United Kingdom is expected to renegotiate its political and economic relationships with the EU and other countries. As a result of the original referendum and other geopolitical developments leading to Brexit, the financial markets experienced increased levels of volatility and it is likely that, in the near term, Brexit will continue to bring about higher levels of uncertainty and volatility. During this period of uncertainty, the negative impact on not only the United Kingdom and European economies, but the broader global economy, could be significant, potentially resulting in increased market and currency volatility (including volatility of the value of the British pound sterling relative to the United States dollar and other currencies and volatility in global currency markets generally), and illiquidity and lower economic growth for companies that rely significantly on Europe for their business activities and revenues. Additional risks associated with Brexit include macroeconomic risk to the United Kingdom and European economies, impetus for further disintegration of the EU and related political stresses (including those related to sentiment against cross border capital movements and activities of investors like us), prejudice to financial services businesses that are conducting business in the EU and which are based in the United Kingdom, legal uncertainty regarding achievement of compliance with applicable financial and commercial laws and regulations, and the unavailability of timely information as to expected legal, tax and other regimes. Any further exits from the EU, or the possibility of such exits, would likely cause additional market disruption globally and introduce new legal and regulatory uncertainties.